UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A Amendment No. 1

Under the Securities Exchange Act of 1934

STEELE RESOURCES CORPORATION
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

858203201
(CUSIP Number)

March 23, 2012
(Date of Event Which Requires Filing of this Statement)

Jeffrey Benison
c/o Little Gem Capital Management 57 Flower Road Valley Stream, NY 11581

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
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1	NAME OF REPORTING PERSON Jeffrey Benison S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,810,087
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,810,087
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,810,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
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Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D is filed with respect to shares of common stock, par value $0.001 per share (the "Common Shares") of Steele Resources Corporation, a Nevada corporation (the "Issuer").  The principal executive office and mailing address of the Issuer is 3081 Alhambra Drive, Suite 208 Cameron Park, CA 95682.

Item 2.  Identity and Background

(a)	Name of Person Filing:

This statement is being filed by Jeffrey Benison, an individual (the “Reporting Person”).

(b)	Address of Principal Business Office or, if none, Residence:

c/o Little Gem Capital Management 57 Flower Road Valley Stream, NY 11581

(c)	Principal Occupation, Employment or Business:

The Reporting Person is the Managing Director of Little Gem Life Science Partners.

(d)	Convictions or Civil Proceedings:

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Citizenship:

The Reporting Person is a citizen of the United States.

SCHEDULE 13D
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Item 3.  Source and Amount of Funds or Other Consideration.

All of the funds used in making the purchases of the Issuer’s common stock, par value $0.001 (the “Common Stock”) described in Item 5 of this Schedule 13D that may be deemed to be beneficially owned by the Reporting Person, came from his personal funds.

Item 4.  Purpose of the Transaction.

The Reporting Person is the direct beneficial owner of 3,309,985 shares of Common Stock consisting of 1,809,985 shares purchased on the open market from September 16, 2011 to January 31, 2012 and 1,500,000 shares issued on March 23, 2012 pursuant to a private placement transaction with the Issuer in which the Reporting Person purchased units each consisting of one share of Common Stock and one warrant for a purchase price of $0.10 per unit (the “Units”).

On October 5, 2011 the Issuer executed a 12% unsecured convertible promissory note in favor of the Reporting Person and due on April 5, 2012. On October 13, 2011 and December 28, 2011, the Issuer executed 20% unsecured convertible notes in favor of the Reporting Person, due on April 13, 2012 and June 28, 2012 respectively (collectively, the “Notes”). The Notes are presently convertible at the discretion of the Reporting Person into 4,892,960, 2,357,142, and 2,750,000 shares of Common Stock, respectively.

On March 23, 2012, as part of the Unit purchase, the Reporting Person received 1,500,000 warrants immediately exercisable into 1,500,000 shares of common stock of the issuer at an exercise price of $0.20 per share. The warrants expire on March 23, 2015.

The Reporting Person has acquired the Common Shares for investment purposes.  The Reporting Person has no plans or proposals as of the date of this filing which, other than as expressly set forth herein, would relate to or would result in items described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right to acquire or dispose of the Common Shares, or to formulate other purposes, plans or proposals regarding the Issuer or the Common Shares held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.  Interest in Securities of the Issuer

The percentages used herein are calculated based upon a total issued and outstanding number of Common Shares of 43,972,518 as of October 31, 2011 as reported on the Issuer's Form 10-Q as filed on November 14, 2011 with United States Securities and Exchange Commission (the "SEC").

(a)

Pursuant to Rule 13d-3 ("Rule 13d-3") of the Exchange Act of 1934, as amended, The Reporting Person is the beneficial owner of 14,810,087 Common Shares as of the date hereof, representing approximately 26.7% of the outstanding Common Shares of the Issuer.

(b)	The Reporting Person has the sole power to vote and direct the disposition of the 14,810,087 Common Shares held by him.

(c)	Except for the transactions described in Item 4 hereof, no transactions in the Common Shares were effected by the Reporting Persons during the past 60 days.
(d)	The Reporting Person affirms that no person other than the Reporting Person has the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by the Reporting Person.

(e)	Not applicable.

SCHEDULE 13D
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Item 6.	Contracts, arrangements understandings and relationships with respect to securities of the Issuer None

Item 7.	Material to Be Filed as Exhibits None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 28, 2012

/s/ Jeffrey Benison
Jeffrey Benison